

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

<u>Via E-mail</u>
David DiStaso
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

      Re: IStar Financial Inc.
                   Form 10-K for the fiscal year ended December 31, 2013
                   Filed on March 3, 2014
                   File No. 001-15371

Dear Mr. DiStaso:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Robert F. Telewicz, Jr.

                                           Robert F. Telewicz, Jr.
                                           Senior Staff Accountant